

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Michael Rountree
Chief Executive Officer
Eco Science Solutions, Inc.
300 S. El Camino Real #206
San Clemente, CA 92672

>   **Re: ECO SCIENCE SOLUTIONS, INC.**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed October 5, 2023**
>   **File No. 000-54803**

Dear Michael Rountree:

    We have reviewed your filing and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 5. Directors and Executive Officers. , page 25

1.   We note your response to comment 4 and reissue. In your future periodic filings, please revise your disclosure in this section to indicate any other directorships held, including any other directorships held during the past five years, held by each director, with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Act or any company registered as an investment company under the Investment Company Act of 1940. As one example only, you state that Mr. Mudd currently, and previously, served as a member of the board of directors and chairman of the audit committee of other China- and U.S.-based NASDAQ and AMEX listed companies, but you do not name the companies. If none of your directors has held any such directorships, please state this affirmatively.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sharon D. Mitchell